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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-213951
October 27, 2016

GDS Holdings Limited

        GDS Holdings Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by calling Credit Suisse Securities (USA) LLC at +1-800-221-1037, J.P. Morgan Securities LLC at +1-866-803-9204, Citigroup Global Markets Inc. at +1-212-816-8240, RBC Capital Markets, LLC at +1-877-822-4089, China Renaissance Securities (Hong Kong) Limited at +852-2287-1600 and Credit Agricole Securities (USA) Inc. at +1-212-408-5680. You may also access our company's most recent preliminary prospectus dated October 27, 2016, which is included in Amendment No. 2 to our company's registration statement on Form F-1, as filed on October 27, 2016, or Amendment No. 2, by visiting EDGAR on the SEC website at
https://www.sec.gov/Archives/edgar/data/1526125/000104746916016326/a2230101zf-1a.htm.

        The following information supplements and updates the information contained in our company's preliminary prospectus included in Amendment No. 2, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

The paragraphs titled "Recent Developments" on page 17 have been deleted and replaced with the following paragraphs titled "Recent Developments" on pages 17 and 18:

 RECENT DEVELOPMENTS

        The following sets forth our preliminary unaudited interim financial information for the three months ended September 30, 2016:

  •
  Net revenue.  Our net revenue for the three months ended September 30, 2016 was RMB297.2 million (US$44.7 million), as compared to net revenue of RMB189.8 million for the three months ended September 30, 2015.

    Our net revenue for the three months ended September 30, 2016 comprised of service revenue of RMB266.9 million (US$40.2 million) and equipment sale of RMB30.3 million (US$4.5 million), respectively as compared to the corresponding period in 2015 of RMB168.5 million and RMB21.3 million, respectively. The increase in service revenue was primarily driven by (i) an increase in area utilized from 21,083 sqm as of September 30, 2015 to 34,369 sqm as of September 30, 2016 as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of a new data center in Shenzhen in the first half year of 2016, and (iv) the addition of a new data center in Guangzhou through the acquisition of Guangzhou Weiteng.

  •
  Net loss.  Our net loss for the three months ended September 30, 2016 was RMB52.6 million (US$7.9 million), as compared to net loss of RMB23.1 million for the three months ended September 30, 2015.

  •
  Adjusted EBITDA.  Our adjusted EBITDA for the three months ended September 30, 2016 was RMB78.0 million (US$11.7 million), as compared to adjusted EBITDA of RMB42.7 million for the three months ended September 30, 2015.

        The preliminary unaudited interim financial information for the three months ended September 30, 2016 is based on our management accounts and has not been reviewed by the independent registered public accounting firm. As a result, our preliminary unaudited interim financial information set forth above may be subject to change. See "Special Note Regarding Forward-Looking Statements."

        The following table reconciles our adjusted EBITDA for the three months ended September 30, 2015 and 2016 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	For the Three Months Ended September 30,
	2015	2016
	RMB	RMB	US$
	(in millions)
Net loss	(23.1)	(52.6)	(7.9)
Net interest expenses	29.6	69.4	10.4
Income tax benefits	(2.9)	(1.6)	(0.2)
Depreciation and amortization	38.8	62.6	9.4
Accretion expenses for asset retirement costs	0.1	0.2	0.0
Share-based compensation expenses	0.2	—	—

Adjusted EBITDA(1)	42.7	78.0	11.7

(1)
Adjusted EBITDA is defined as net loss excluding net interest expenses, income tax benefit, depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses.

        For more information regarding our use of non-GAAP measures, including Adjusted EBITDA, see "—Summary Consolidated Financial and Operating Data—Non-GAAP Measures" elsewhere in this prospectus.

        Our preliminary unaudited interim financial information for the three months ended September 30, 2016 may not be indicative of our financial results for future interim periods or for the full year ending December 31, 2016. See "Risk Factors—Risk Factors Relating to Our Business and Industry—Our operating results may fluctuate, which could make our future results difficult to predict, and may fall below investor or analyst expectations."

        On September 30, 2016, we entered into a memorandum of understanding with a property development company for the lease of three data center shell buildings to be built-to-suit in phases on a site in the Shanghai Waigaoqiao Free Trade Zone in close proximity to our existing data centers. Once the built-to-suit lease agreements are finalized, we expect these buildings to provide us with additional data center net floor area of approximately 30,000 sqm.

        On October 14, 2016, the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business critical infrastructure, recognized five of our data centers with their "Management and Operations Approved Site" awards. The award recognizes data center service providers that have maximized service uptime potential, achieved operational efficiency and reduced risk of errors. We believe we are the only data center service provider in China that has obtained the award for multiple data centers.

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GDS Holdings Limited
RECENT DEVELOPMENTS